UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLU MOBILE INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379890 10 6
(CUSIP Number of Class of Securities’ Underlying Common Stock)
L. Gregory Ballard
President and Chief Executive Officer
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404
(650) 532-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:
David A. Bell, Esq.
William L. Hughes, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Telephone: (650) 988-8500
Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.
EX-99.01

     Exhibit 99.01 to this filing is an email sent by Kevin S. Chou, the Vice President and General Counsel, of Glu Mobile Inc. (“Glu”), to certain Glu employees on April 16, 2009 (“Company Email”) describing a change in the timing of the proposed stock option exchange program (the “Program”) previously announced by Glu on March 30, 2009.
     The Program referred in the Company Email has not yet commenced, and the Company Email does not constitute an offer or create any rights or obligations. On the date the Program commences, Glu will provide persons who are eligible to participate in the Program with written materials explaining the precise terms and timing of the Program. Eligible participants should read these materials when they become available because they will contain important information about the Program. Glu also will file these materials as part of a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the proposed Program. These materials and other documents filed by Glu with the SEC will be available free of charge from the SEC’s website at www.sec.gov. In addition, persons who are eligible to participate in the Program may obtain free copies of the documents filed by Glu with the SEC by contacting Glu’s Stock Administration Department at 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404.
     A brief summary of the tax consequences of any exchange of stock options will be provided, although this will be of a general nature and will not be tailored to your individual circumstances. You may wish to seek advice from an appropriately qualified professional advisor.
ITEM 12. EXHIBITS.

Exhibit No.	Description
99.01	Company Email, dated April 16, 2009.